Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Changes to Board of Directors

BEIJING, May 15, 2018 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager primarily in China and in other countries, today announced changes to its Board of Directors of the Company (the “Board”).

The Board welcomes the appointments of Mr. Samuel Shen and Dr. Hao Gao as independent directors. Mr. Shen will be on the Compensation Committee and Investment Committee. Dr. Gao will serve as a member of the Nominating and Corporate Governance Committee and Audit Committee. Dr. Huai Chen and Mr. Steve Sun will resign as directors of the Board.

Mr. Samuel Shen is president of JD Cloud, the cloud business unit under JD.com, China’s largest online retailer. Reporting directly to Richard Liu, JD.com CEO and chairman, Mr. Shen leads the efforts of JD Cloud to extend its offerings of tailored service solutions to a wide range of vertical industries. Mr. Shen previously held various senior positions at Microsoft, including chairman of the Microsoft Asia-Pacific Technology Company, COO of the Microsoft Asia-Pacific R&D Group, and general manager of Microsoft Cloud and Enterprise China. Before Microsoft, he worked at IDT in California. Mr. Shen holds a Master’s Degree in Computer Science from the University of California, Santa Barbara.

Dr. Hao Gao is the director of the Global Family Business Research Center and the director of Strategic Partnership and Development Office at Tsinghua University PBC School of Finance, as well as the chief editor of the Family Business Series and Family Wealth Series published by the People’s Publishing House/Oriental Press. He is also an independent director of Modern Media Holdings Limited (HKEX: 00072). Dr. Gao obtained a Bachelor’s Degree in Automation Engineering from Tsinghua University, a Bachelor’s Degree in Economics from Peking University, and a Ph.D. Degree in Management Science and Engineering from Tsinghua University. He has completed the Corporate Boards Program, the Audit Committees Program, and the Compensation Committees Program at Harvard Business School, as well as the Mergers and Acquisitions Program and the People, Culture, and Performance Program at the Graduate School of Business of Stanford University.

Mr. Yong Zhang, Xinyuan's Chairman, commented, "On behalf of the board, I would like to thank Dr. Chen and Mr. Sun for their services to Xinyuan. Their expertise and counsel have contributed to our success, and we wish both of them the best in their future endeavors. Meanwhile, I would like to welcome Mr. Shen and Dr. Gao as our new board members. We believe Mr. Shen’s intimate knowledge of the practical applications of today’s leading technologies will provide us with valuable insight and guidance in our pursuit of our strategic, long-term growth goals. Dr. Gao’s extensive knowledge and experience in finance and management will add to our strategic building and corporate governance initiatives.”

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute "forward-looking statements". These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance and sales performance and activity, among others, and can generally be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates" and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2017. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Mr. Charles Wang

Investor Relations Director

Tel: +86 (10) 8588-9314

Email: irteam@xyre.com

ICR, LLC

Mr. William Zima

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

Media:

Mr. Edmond Lococo

In China: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com